Exhibit 99.1

RADCOM Reports Third Quarter 2016 Financial Results

Q3 Revenues Up 62% YOY to $7.7M
Cash and Cash Equivalents of $43.2M and No Debt as of September 30, 2016
Increased Investments to Support Growth

TEL-AVIV, Israel – November 1, 2016-- RADCOM Ltd. (NASDAQ: RDCM) today reported its financial results for the third quarter ended September 30, 2016.

“We were pleased with our strong third quarter results which were driven by our expanding relationship with AT&T, as well as ongoing momentum with other Tier 1 carriers globally,” commented Mr. Yaron Ravkaie, RADCOM’s CEO. “During the quarter, we continued to see accelerated engagements with leading top-tier carriers about their respective NFV strategies given the recent public endorsement from AT&T.  In light of all these engagements and in our efforts to remain the go-to NFV vendor for customer experience, we are making investments to support our growth by scaling up our workforce with a particular focus on engineering.”

Mr. Yaron Ravkaie concluded, “We are reiterating our 2016 revenue guidance range to $28-$29.5 million, up 50%-58% compared with 2015. Given the Company’s best-of-breed MaveriQ suite, our message of future proofing NFV migration is resonating with carriers globally.  As a result, we believe that RADCOM is well positioned to maintain its momentum for the remainder of the year and beyond.”

Third Quarter 2016 Financial Highlights

•	Revenues: Total revenues for the third quarter were $7.7 million, up 62% compared to $4.8 million in the third quarter of 2015.

•	Net Income: GAAP net income for the period was approximately breakeven, compared to $561,000, or $0.06 per diluted share for the third quarter of 2015.

•	Non-GAAP Net Income: Non-GAAP net income totaled $1.0 million, or $0.09 per diluted share, compared to $835,000, or $0.09 per diluted share for the third quarter of 2015.

Both GAAP and non-GAAP results for the third quarter of 2016 included a $385,000, or $0.03 per diluted share, benefit related to grants from the Israel Innovation Authority (formerly Office of the Chief Scientist) compared to $867,000, or $0.09 per diluted share, in the third quarter of 2015.

•	Balance sheet: As of September 30, 2016, the Company had cash and cash equivalents of $43.2 million and no debt.

Earnings Conference Call
RADCOM's management will hold an interactive conference call today at 8:00 AM Eastern Time (14:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from November 2nd on RADCOM's website.

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About RADCOM

RADCOM (RDCM) is a first-mover and leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs). RADCOM's MaveriQ software continuously monitors network performance and quality-of-service, enabling CSPs to optimize the subscriber user experience. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS and others.
MaveriQ enables CSPs to smoothly migrate their networks to NFV by assuring physical, NFV-based and hybrid networks. For more information, please visit http://www.radcom.com.
For all investor enquiries, please contact: Ran Vered, CFO, (+972) 77-774-5011, ranv@radcom.com
For all media enquiries, please contact: Mark Rolston, Marketing Manager +972-77-774-5036, markr@radcom.com

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

 Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses making investments to support growth by scaling up its workforce with a particular focus on engineering and maintainting momentum for the remainder of the year and beyond it is using foward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD. Consolidated Statements of Operations (thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$7,726	$4,767	$21,473	$15,958
Cost of sales	2,357	835	6,186	3,189
Gross profit	5,369	3,932	15,287	12,769

Research and development, gross	1,985	1,389	5,453	4,452
Less - royalty-bearing participation	385	867	1,141	1,007
Research and development, net	1,600	522	4,312	3,445
Sales and marketing, net	2,352	2,194	5,611	5,781
General and administrative	1,436	534	3,463	1,740
Total operating expenses	5,388	3,250	13,386	10,966
Operating income (loss)	(19)	682	1,901	1,803
Financing income (expense), net	39	(107)	775	(481)
Income before taxes	20	575	2,676	1,322
Taxes	(18)	(14)	(24)	(121)
Net profit	$2	$561	$2,652	$1,201

Basic net income per ordinary share	$0.00	$0.07	$0.26	$0.14
Diluted net income per ordinary share	$0.00	$0.06	$0.26	$0.13

Weighted average number of ordinary shares used in computing basic net income per ordinary share	11,410,105	8,622,196	10,023,733	8,541,563

Weighted average number of ordinary shares used in computing diluted net income per ordinary share	11,708,030	9,141,928	10,396,446	9,091,721

RADCOM LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income	$2	$561	$2,652	$1,201
Stock-based compensation (1)	1,013	274	1,700	1,060
Non-GAAP net income	$1,015	$835	$4,352	$2,261
Non-GAAP net income per share (basic)	$0.09	$0.10	$0.43	$0.26
Non-GAAP net income per share (diluted)	$0.09	$0.09	$0.42	$0.25

Number of shares used in computing Non-GAAP earnings per share (basic)	11,410,105	8,622,196	10,023,733	8,541,563
Number of shares used in computing Non-GAAP earnings per share (diluted)	11,708,030	9,141,928	10,396,446	9,091,721

(1) Stock-based compensation:
Cost of sales	$39	$7	$81	$29
Research and development	155	108	394	433
Selling and marketing	73	102	124	326
General and administrative	746	57	1,101	272
	$1,013	$274	$1,700	$1,060

RADCOM Ltd.
Consolidated Balance Sheets
(thousands of U.S. dollars)

	As of	As of
	September 30, 2016	December 31, 2015
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	43,248	8,727
Restricted cash deposits	32	32
Trade receivables	4,413	3,684
Inventories	1,151	1,532
Other receivables	2,503	2,087
Total Current Assets	51,347	16,062

Severance pay fund	3,205	3,181

Other long-term receivables	621	508

Property and equipment, net	984	384

Total Assets	56,157	20,135

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,801	1,465
Deferred revenue and advances from customers	4,819	931
Employee and payroll accruals	3,355	2533
Other payables and accrued expenses	1,999	1,490
Total Current Liabilities	12,974	6,419

Long-Term Liabilities
Deferred revenue	25	197
Accrued severance pay	3,807	3,656
Total Long-Term Liabilities	3,832	3,853

Total Liabilities	16,806	10,272

Shareholders' Equity
Share capital	517	372
Additional paid-in capital	96,775	70,270
Accumulated other comprehensive loss	(2,574)	(2,760)
Accumulated deficit	(55,367)	(58,019)
Total Shareholders' Equity	39,351	9,863

Total Liabilities and Shareholders' Equity	56,157	20,135

Contact:
 Ran Vered, CFO
(+972) 77-774-5011
ranv@radcom.com